

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

December 20, 2007

David S. Aldridge
Chief Financial Officer
Superior Essex, Inc.
150 Interstate North Parkway
Atlanta, Georgia 30339

       RE: **Superior Essex, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2006
               Forms 10-Q for Fiscal Quarters Ended March 31, 2007,
               June 30, 2007 and September 30, 2007
               File No. 0-50514

Dear Mr. Aldridge:

       We have limited our review of the above referenced reports to the matters listed below. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p align="center">FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</p>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 32

2. You present supplemental net sales information adjusted to a constant $2.00/lb COMEX cost of copper, or copper-adjusted net sales and copper-adjusted gross profit margin. Given that your average daily COMEX price per pound of copper was $3.10 in the year ended December 31, 2006, please disclose and tell us why you used a constant $2.00/lb COMEX cost of copper for your copper adjusted sales information.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005, page 33

3. Please expand/revise your discussion under results of operations for all periods to:
    *   Describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, you indicate that sales for 2006 were significantly impacted by the increase in copper prices. However, you do not quantify the impact of the increase in copper prices nor do you discuss whether this trend is expected to continue or whether you expect copper prices to decrease in the future.
    *   Your current disclosure also appears to give more prominence to your non-GAAP measure of sales adjusted for a constant cost of copper.   In this regard, you appear to discuss the changes in sales adjusted for a constant cost of copper in a comprehensive manner without discussing the changes in your GAAP sales in the same comprehensive manner. For example, you indicate that sales for your communications cable segment increased 21%. However, you then go on to discuss the change in sales adjusted for constant cost of copper and provide explanations for the decrease without addressing the reasons for the increase in GAAP sales of 21%. Please revise to adequately discuss and quantify the reasons for the changes in your GAAP sales. Please also consider discussing your GAAP results in a separate section from the discussion of your copper-adjusted sales information.
    *   Quantify each factor you cite as impacting your operations. For example, you disclose on page 34 that the increase in 2006 sales for your North American magnet wire and distribution segment include some benefit from product price improvement and price surcharges offset somewhat by reduced demand in the automotive, HVAC and appliance end markets. However, you do not quantify the impact attributed to each component.
    *   Discuss and quantify changes in your corporate and other category when discussing operating income.
    Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and

further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

17. Business segments and foreign operations, page F-40

4. On page F-42, you disclose sales information for North America. Please revise your table to present sales for the United States separately from the rest of North America for all periods presented. Refer to paragraph 38(a) of SFAS 131.

Form 10-Q for the Quarter Ended September 30, 2007

General

5. It appears from the pull-down menu of countries on the catalog order form on your website that nationals of Iran, North Korea, Sudan, and Syria can obtain product catalogs of your company. These countries are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please advise us whether you make catalog sales into those countries. Describe for us any direct or indirect contacts you have had, have, or anticipate having with any of the referred countries.

5. Acquisitions and Dispositions, page 11

Essex Europe Minority Interest Acquisition, page 12

6. You indicate that your preliminary allocation of purchase price resulted in unallocated negative goodwill, after the elimination of the acquired portion of property plant and equipment and certain other long-term assets, of $3.5 million. Please disclose the components of your intangible assets and other long-term assets of $2.3 million shown in your purchase price allocation table on page 12. Please tell us why these intangible assets and other long-term assets were not eliminated as well in accordance with paragraph 44 of SFAS 141.

11. Commitments and Contingencies, page 19

7. On page 20, you indicate that since approximately 1990, Essex International and certain subsidiaries have been named as defendants in a number of product liability lawsuits related to asbestos exposure. However, you have indicated that these matters will not have a material adverse effect either individually, or in the aggregate, upon your business, financial condition, liquidity or results of operations. We remind you that a statement that a contingency will not have a material adverse effect does not satisfy the requirements of SFAS 5 if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material. In that case, you should either disclose the estimated additional loss or range of loss that

is reasonably possible, or state that such an estimate cannot be made. Refer to Question 2 of SAB Topic 5:Y. Please also provide the additional disclosures called for by SAB Topic 5:Y.

8. You state on pages 20 and 44 of your Form 10-Q that you and/or your subsidiary may have violated Cuba-related trade control laws administered by the Treasury Department's Office of Foreign Asset Control (OFAC). Cuba is a country identified as a state sponsor of terrorism by the State Department and subject to U.S. asset and export controls. Your Form 10-K does not include any information related to your business contacts with Cuba.

    Please describe for us the nature and extent of your past, current or anticipated contacts with Cuba, whether through direct or indirect arrangements. Describe in reasonable detail any products, technologies, and services you or your subsidiary have provided or anticipate providing into Cuba. Tell us whether the Cuban purchaser(s) were private parties or entities affiliated with the Cuban government. Finally, describe for us any agreements, commercial arrangements, or other contacts with the government of Cuba or entities controlled by it.

9. Please discuss for us the materiality of any contacts described in response to the foregoing comments, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Cuba for the last three years. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

    We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with countries identified as state sponsors of terrorism.

    Your qualitative materiality analysis also should address whether, and the extent to which, the governments of those countries, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations.

10. You also state on pages 20 and 44 of the Form 10-Q that you have undertaken a comprehensive review of your transactions that may involve embargoed countries. Please advise us of the status of your review, and whether you have identified other transactions involving countries designated as state sponsors of terrorism. Advise us also of the status of your dealings with OFAC and BIS regarding such matters.

11. You state on pages 20 and 44 of the Form 10-Q that you are implementing a code of ethics and procedures to assure compliance with laws throughout your operations. Please describe for us any compliance procedures you have in place, and any remedial actions you have undertaken, relating to contacts with countries designated as state sponsors of terrorism.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David S. Aldridge
December 20, 2007
Page 6

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the
undersigned at (202) 551-3769, if you have questions regarding comments on the
financial statements and related matters.

                                        Sincerely,

                                        Rufus Decker
                                        Accounting Branch Chief